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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIFTH AVENUE SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8081 STANTON AVE. STE 200 BUENA PARK, CA 90620

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAL HERRICK 714 761-8994

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN G GAVLICK

(Name — if individual, state last, first, middle name)

8081 STANTON AVE STE 204 BUENA PARK, CA 90620

(Address) (City) (State) (Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, HAL HERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIFTH AVENUE SECURITIES INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JOANN CAMPBELL
Comm. # 1332893
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Dec. 29, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIFTH AVENUE SECURITIES, INC.

AUDIT REPORT

DECEMBER 31, 2001

... AVENUE, SUITE 204 BUENA PARK, CALIFORNIA 90620 – (714) 826-9788

CONTENTS

Report of Independent Accountant 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Shareholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SCHEDULE

Computation of Net Capital Requirements

Pursuant to Rule 15C3-1 7

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 6, 2002

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited the accompanying statement of financial condition of Fifth Avenue Securities, Inc., as of December 31, 2001 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Fifth Avenue Securities, Inc's. managements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fifth Avenue Securities, Inc. as of December 31, 2001 and the results of it's operations, cash flows and stockholder's equity for the year then in conformity with accounting principles generally accepted in the United States of America.

STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 21,217	
Total Current Assets		$ 21,217
Other Assets		
Investments	2,100	
Total Other Assets		2,100
Total Assets		$ 23,317

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		$ - 0 -
SHAREHOLDERS' EQUITY		
Common Stock ($100 par value 10,000 shares authorized, 140 shares issued and outstanding)	$ 14,000	
Retained Earnings	9,317	23,317
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 23,317

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions		$ 63,599
Interest Income		786
TOTAL INCOME		$ 64,385
EXPENSES		
Commissions	$ 54,522	
Accounting	1,500	
Outside Services	340	
Registration Fees	1,943	
Rent	5,400	
Bank Charges	40	
Taxes and Licenses	800	
Miscellaneous	330	64,875
NET LOSS		$(490)

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2000	175	$ 17,500	$ 12,258	$ 29,758
Treasury Stock acquired and retired	(35)	(3,500)	(2,451)	(5,951)
Net (Loss)			(490)	(490)
Balance, December 31, 2001	140	$ 14,000	$ 9,317	$ 23,317

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$ (490)
Net Cash provided from Operating Activities	(490)
Cash Flow from Financing Activities:	
Purchase of Treasury Stock	(5,951)
Net Cash used in Financing Activities	(5,951)
Net Decrease in Cash	(6,441)
Cash at Beginning of Year	27,658
Cash at End of Year	$ 21,217

Statement of Supplemental Information

Taxes Paid	$ 800

See Accompanying Notes to Financial Statements

NOTE 1 **Organization**

Fifth Avenue Securities, Inc. (the Company), was incorporated in January, 1986 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

NOTE 2 **Investments**

Investments are stated at fair value at December 31, 2001 and consist of the following:

Private Offering	$ 2,100

NOTE 3 **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the Computation of Net Capital Requirements following these Notes to Financial Statements.

STEPHEN G. GAVLICK, CPA - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total Ownership Equity	$ 23,317
NET CAPITAL	23,317
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6 2/3% of net aggregate indebtedness	- 0 -
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Amounts)	5,000
EXCESS CAPITAL	18,317
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	- 0 -
Percentage of Aggregate Indebtedness to Net Capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 23,317
VARIANCE	- 0 -
NET CAPITAL PER AUDITED REPORT	$ 23,317

See Accompanying Notes to Financial Statements

[illegible] 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788